

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Jesus M. Quintero
Chief Executive Officer
Marijuana Co of America, Inc.
1340 West Valley Parkway, Suite 205
Escondido CA. 92029

> **Re: Marijuana Co of America, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2020**
> **File No. 333-239680**

Dear Mr. Quintero:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2020 letter.

Amendment No. 1 to Form S-1 filed July 23, 2020

General

1. We continue to evaluate your response to prior comment 1 concerning the size of the offering. Please provide us with a response that details how you calculate the public float figure and be sure to account for each 5% holder in your response. Given the magnitude of recent increases in total shares outstanding, please also revise the beneficial ownership table in the registration statement to reflect holdings as of the most recent practicable date. In addition, we note that the beneficial ownership tables provided on pages 74 and 76 disclose substantial changes in the outstanding shares held by executive officers and directors between December 31, 2019 and July 1, 2020, and that the two tables disclosing holdings as of December 31, 2019 do not appear to contain the same

information (see table on page 74 and table at the bottom of page 76).

Please contact Laura Crotty at (202) 551-7614 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tad Mailander